Schedule A
to the
Accounting Services Agreement
between
World Funds Trust (the "Trust")
and
Commonwealth Fund Accounting, Inc. ("CFA")

Dated:  October 21, 2010

Compensation to be Paid to CFA:
------------------------------

A.    For accounting services, CFA shall be paid monthly at the following annual rates:

Name of Fund                                                         Accounting Services Fee

McGinn, McKean, McLaughlin,                                                       0.05% of daily net assets with a $20,000 annual
and Ryder Large Cap Fund                                                                    minimum fee.   0.04% of daily net assets on assets
over $100 million.

B.
It is anticipated that the Trust's security trading activity will remain on average less than 100 trades per month, per Fund. Should the Trust's security trading activity exceed an average of 100 trades per month per Fund, an additional fee of $2.50 per trade (for trades in excess of 100 per month) may apply.

C.
The Trust will pay CFA on a current and ongoing basis for CFA's reasonable time and costs required for the correction of any errors or omissions, except errors or omissions resulting from service providers affiliated with CFA, in the Accounts and Records delivered, or the information provided, to CFA by the Trust.  Any such payment shall be in addition to the fees and charges described above, provided that approval of the amount of such payments shall be obtained in       advance by CFA from the Trust if and when such additional charges would exceed five percent of the usual charges payable for a period under this Agreement.

D.	Fund management will monitor the expense accrual procedures for accuracy and adequacy based on outstanding liabilities monthly, and promptly communicate to CFA any adjustment needed.